April 14, 2008

Ms. Kathleen Collins

Accounting Branch Chief

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	First Advantage Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on February 28, 2008
Form 8-K Filed on February 20, 2008
File no. 001-31666

Dear Ms. Collins:

This letter confirms our conversation earlier regarding your agreement to grant First Advantage Corporation an extension to respond to your letter regarding file no. 001-31666 by April 28, 2008.

Thank you for your assistance in this matter.

Sincerely yours,

/s/ John Lamson

Chief Financial Officer, Executive Vice President

100 Carillon Parkway —St. Petersburg, FL 33716 — T 727.290.1000 — F 727.214.3453 — www.fadv.com